UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SUMMARY OF RESOLUTIONS OF THE

281st MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. informs its shareholders and the market in general, that at the 281st Meeting of the Board of Directors held on December 16, 2015 the following matters were resolved:

I.	Approval and Vote Recommendation: 2016 Budget and 2017/2020 Multi-year Plan (CPFL Energia and Controlled Companies);
II.	Approval: Internal Audit Plan for the Fiscal Year of 2016 (CPFL Energia);
III.	Approval: CPFL group’s Private Social Investment and Sustainability Policies;
IV.	Ratification: Acquisition of electric energy from conventional and subsidized sources by CPFL Brasil;
V.

Approval and Vote Recommendation: 2016 Funding Plan, with granting of guarantee by CPFL Energia (CPFL Paulista, CPFL Piratininga, RGE, CPFL Geração, CPFL Brasil, CPFL ESCO, CPFL Serviços, CPFL Telecom, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

VI.	Vote Recommendation: Increase of the capital stock, through the capitalization of Advances for Future Capital Increase - AFACs (CPFL Paulista, RGE and CPFL Brasil Varejista); and
VII.	Other matters unrelated to CVM Instruction 358/2002, as amended.

São Paulo, December 16, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 16, 2015

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.